

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2025

Gregory D. Gorgas
Chief Executive Officer
Artelo Biosciences, Inc.
505 Lomas Santa Fe, Suite 160
Solana Beach, CA 92075

Re: Artelo Biosciences, Inc.
      Registration Statement on Form S-1
      Filed July 11, 2025
      File No. 333-288653

Dear Gregory D. Gorgas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas E. Hornish, Esq.